SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               _________________

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                               Adolor Corporation

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                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
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                         (Title of Class of Securities)


                                   00724X 10 2
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)



          Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

                             Rule 13d-1(b)
                       X     Rule 13d-1(c)
                             Rule 13d-1(d)

---------------
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                       ------------------------------
  CUSIP No. 00724X 10 2            13G                 Page __2__ of __7__ Pages
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
--------------------------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  Falcon Technology Partners L.P.  23-2736836
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                                     (b) X
--------------------------------------------------------------------------------
3.                SEC USE ONLY
--------------------------------------------------------------------------------
4.                CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES 5.    SOLE VOTING POWER          1,845,238
BENEFICIALLY OWNED
BY EACH REPORTI   6.    SHARED VOTING POWER        0
PERSON WITH       7.    SOLE DISPOSITIVE POWER     1,845,238
                  8.    SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
                  9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,845,238
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*
--------------------------------------------------------------------------------
11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  6.82%
--------------------------------------------------------------------------------
12.               TYPE OF REPORTING PERSON*
                  PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
  CUSIP No. 00724X 10 2            13G                 Page __3__ of __7__ Pages
---------------------------                       ------------------------------


--------------------------------------------------------------------------------
1.                     NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                       James Rathmann
--------------------------------------------------------------------------------
2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                          (b)  X
--------------------------------------------------------------------------------
3.                     SEC USE ONLY
--------------------------------------------------------------------------------
4.                     CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES       5.   SOLE VOTING POWER         0          Please see Attachment A
BENEFICIALLY OWNED BY  6.   SHARED VOTING POWER       1,845,238  Please see Attachment A
EACH REPORTING PERSON  7.   SOLE DISPOSITIVE POWER    0          Please see Attachment A
     WITH              8.   SHARED DISPOSITIVE POWER  1,845,238  Please see Attachment A
--------------------------------------------------------------------------------
9.                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,845,238         Please see Attachment A
--------------------------------------------------------------------------------
10.                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES*
--------------------------------------------------------------------------------
11.                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       6.82%    Please see Attachment A
--------------------------------------------------------------------------------
12.                    TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

Adolor Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

620 Pennsylvania Drive, Exton, PA 19341

Item 2(a).   Name of Person Filing:

Falcon Technology Partners L.P. ("Falcon")
James Rathmann ("Rathmann")

Item 2(b).   Address of Principal Business Office or, if none, Residence:

600 Dorset Road, Devon, PA 19833

Item 2(c).   Citizenship:

Falcon:  Delaware
Rathmann:  United States

Item 2(d).   Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e) CUSIP Number:

00724X   10  2

Item 3.

Not applicable.

Item 4.  Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        Please see Attachment A.

        (a)  Amount beneficially owned:      Falcon:  1,845,238 shares
                                             Rathmann: 1,845,238 shares

        (b)  Percent of class:      Falcon:  6.82%
                                    Rathmann:  6.82%

        (c)  Number of shares as to which such person has:

            (i)Sole power to vote or to direct the vote: Falcon:1,845,238 shares
                                                         Rathmann:  0 shares

            (ii)   Shared power to vote or to direct the vote: Falcon:  0 shares
                                                            Rathmann:  1,845,238

            (iii) Sole power to dispose or to direct the disposition of:
                                                        Falcon: 1,845,238 shares
                                                        Rathmann:  0 shares

             (iv)  Shared power to dispose or to direct the disposition of:
                                                     Falcon:  0 shares
                                                     Rathmann:  1,845,238 shares

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.   Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001                   FALCON TECHNOLOGY PARTNERS L.P.




                                            By:       /s/ James Rathmann
                                            Name:     James Rathmann
                                            Title:    General Partner



Dated:  February 14, 2001                             /s/ James Rathmann
                                                  ----------------------------
                                                      James Rathmann

                                  Attachment A

The person who has investment control of the shares reported herein is James Rathmann. Mr. Rathmann disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.